File No. 82-34885

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

07028471

VIA FEDERAL EXPRESS

RECEIVED
NOV 30 2007
SEC MAIL PROCESSING SECTION WASH. D.C. 186

November 29, 2007

Alea

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885 Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since August 7, 2007, the date of the Company's last filing with the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange since August 7, 2007.

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

PROCESSED
DEC 07 2007
THOMSON FINANCIAL

Sincerely,

George P. Judd
Senior Vice President, Group General Counsel and Secretary

Enclosures

G:\Legal\SEC Reporting and Related Matters\12g3-2(b)\November 29, 2007 Update Filing\12g3-2(b) update letter - 29 Nov 2007 (clean).doc

File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Reinsurance Commutation
Released	07:02 01-Oct-07
Number	8247E

1 October 2007

Alea Group Holdings (Bermuda) Ltd

Alea Announces Reinsurance Commutation

HAMILTON, Bermuda - Alea Group Holdings (Bermuda) Ltd. ("Alea") announces that it has reached agreement to fully and finally commute all exposure under an excess of loss reinsurance treaty. Alea expects to record an after-tax loss, of approximately $25.0 million in the third quarter of 2007 in connection with receiving a one-time payment of $203.6 million pursuant to the agreed commutation terms. No further payments to or from the counterparty will be made under these arrangements.

####

For further information, please contact:

Media:
Sheel Sawhney
+1 (860) 258 6524

Analysts and Investors:
Kirk Lusk
+1 (860) 258-6566

Financial Dynamics:
Nick Henderson or Robert Bailhache
+44 (20) 7269 7114

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change

in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

END

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Interim Results
Released	07:18 06-Sep-07
Number	3993D

Alea Group Holdings (Bermuda) Ltd

Interim results for the six months ended 30 June 2007

Alea announces interim results and provides an update on run-off

Financial Highlights

- Insurance contracts liabilities decreased by 12.5% from $1,941.5 million at 31 December 2006 to $1,698.1 million at 30 June 2007 (30 June 2006: S2,451.7 million).
- Investment income of $38.9 million (30 June 2006[1]: $49.2 million) reflecting a decrease in invested assets as claims, commutations and operating expenses are paid.
- Other operating expenses were $27.2 million (30 June 2006: $42.5 million).
- Operating income of $3.3 million (30 June 2006: $1.6 million).
- Loss after tax was $11.0 million (30 June 2006: loss after tax of $10.7 million), which on a per share[2] basis[3] was $0.06 (30 June 2006: loss per share of $0.06).
- Adverse reserve development, net of reinsurance excluding the impact of commutations and discount in the six months ended 30 June 2007 of $15.9 million (30 June 2006: adverse reserve development of $14.7 million, net of reinsurance excluding the impact of commutations and discount).
- Net asset value of $2.71 per share (31 December 2006: $2.79 per share; 30 June 2006: $2.57 per share) including impact of cumulative unrealised losses.
- Subsequent to 30 June 2007, the Group refinanced its outstanding bank loans and made an optional prepayment leaving $30 million outstanding as at 18 July 2007, maturing in July of 2009.

Operational Highlights

- Headcount reduced to 119 as at 30 June 2007 down from 137 as at 31 December 2006.

Directorate Changes and Corporate Actions

Several events in the first half of 2007 resulted in a significant change in both the ownership and the Board of Directors of Alea Group Holdings (Bermuda) Ltd. Following the acquisition by FIN Acquisition Limited of approximately 67% of the Company's shares in issue, on 6 July 2007, the Group announced the resignation of each of John Reeve, Timothy Faries, James Fisher, Todd Fisher, Perry Golkin, R. Glenn Hilliard, and Scott Nuttall as directors of the Company[4] with effect from 5 July 2007. The Group further announced the appointment of Robert Kauffman, Randal Nardone and Greg Share as non-executive directors of the Company with simultaneous effect. Mr Kauffman was also appointed Chairman of the Board.

On 10 July 2007, the Group announced the conversion of the currency in which the Company's shares trade on the London Stock Exchange from pounds sterling to US dollars. On 18 July 2007, the Group announced it had posted a circular to its shareholders relating to the conversion of the Company's listing on the Official List of the UK Listing Authority from a primary listing to a secondary listing, with an effective date of 16 August 2007.

On 23 July 2007, FIN Acquisition Limited announced it had closed to further acceptances on 20 July 2007, its recommended cash offer to acquire the shares of Alea Group Holdings (Bermuda) Ltd. As of 20 July 2007, FIN Acquisition Limited had received valid acceptances of its offer in respect of a total of approximately 72 per cent. of the Company's shares in issue.

Dividend

The Company has not proposed an interim dividend for 2007.

Comments of Mark Cloutier, Group Chief Executive

The first half of 2007 has been yet another period of significant change and challenge for Alea. While we have continued to focus on the orderly run-off of the Group's balance sheet, we also completed a major transaction resulting in a new majority shareholder, FIN Acquisition Limited, taking a significant interest in the Group. We welcome our new shareholder and the participation and support of our new Directors and we thank the departing Board members for their contributions over the past rather difficult period.

Our result for the first half of the year while representing an improvement over the same period last year (loss before tax of $10.3 million versus a loss before tax of $14.4 million in the first half of 2006) is nonetheless disappointing relative to our expectations. While it is disappointing to have made a loss, we have however, continued to make good progress in our efforts to preserve the Group's capital base, reduce volatility in our balance sheet and meet the terms of all our debt obligations. Insurance contract liabilities reduced a further 12.5% ($243.4 million) in the period, representing further deleveraging of our assets. During the interim period we repaid $75.0 million of our $200.0 million bank facility. Subsequent to the interim period, we refinanced the existing facility and together with optional prepayments have reduced total senior debt outstanding to $30.0 million.

As we move through the second half of 2007 and into 2008, we will remain keenly focused on reducing expenses, further reducing insurance contract liabilities, preserving our capital and assets, pursuing commutations that make economic sense for the Group, and the development of our plans for the future of the Group. We continue to explore various options to realise or enhance the value of Alea which may include acquisitions, divestitures or recommencing underwriting activities in certain select segments of the industry.

Notes:

1. Except where specifically indicated all statements refer to the six months ended 30 June 2007 or 2006.
2. Weighted average number of ordinary shares of 173.8 million (30 June 2006: 173.7 million).
3. Basic and diluted loss per share are the same.
4. "Company" refers to Alea Group Holdings (Bermuda) Ltd only. "Group" refers to Alea Group Holdings (Bermuda) Ltd, and all its subsidiaries.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") and is unaudited.

For further information, please contact:

Media:	Sheel Sawhney +1 860 258 6524	**Analysts & Investors:**	Kirk Lusk +1 860 258 6566
			Financial Dynamics Robert Bailhache Nick Henderson +44 20 7269 7114

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without

limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

FINANCIAL REVIEW

Unaudited consolidated income statement

	Six months ended		Year ended
	30 June 2007 $'million	**30 June 2006 $'million**	**31 December 2006 $'million**
Gross premiums written	**8.0**	(37.9)	(74.9)
Revenue			
Premium revenue	**11.6**	270.9	303.3
Premium ceded to reinsurers	**(0.4)**	(61.2)	(87.4)
Net insurance premium revenue	**11.2**	**209.7**	**215.9**
Fee income	**1.9**	0.4	3.2
Investment income	**38.9**	49.2	94.8
Net realised losses on financial assets	**(1.1)**	(1.4)	(2.5)
Net realised gains on sale of disposal group	**-**	-	4.3
Net realised gains/(losses) on sale of renewal rights	**-**	0.9	(5.0)
Total revenue	**50.9**	**258.8**	**310.7**
Expenses			
Insurance claims and loss adjustment expenses	**8.4**	176.3	173.4
Insurance claims and loss adjustment expenses recovered from reinsurers	**6.4**	(27.4)	(16.7)
Net insurance claims	**14.8**	**148.9**	**156.7**
Acquisition costs	**4.8**	64.2	69.2
Other operating expenses	**27.2**	42.5	66.6
Restructuring costs	**0.8**	1.6	1.1
Total expenses	**47.6**	**257.2**	**293.6**
Results of operating activities	**3.3**	**1.6**	**17.1**
Finance costs	**(13.6)**	(16.0)	(24.4)

Loss before income tax	**(10.3)**	**(14.4)**	**(7.3)**
Income tax (expense)/credit	**(0.7)**	3.7	6.5
Loss for the period	**(11.0)**	**(10.7)**	**(0.8)**

Performance indicators and comparison to prior periods

The Group ceased underwriting new and renewal business and was placed into run-off in the fourth quarter of 2005. The Group's business has therefore changed significantly and as a result the standard indicators used to assess the performance of participants in the insurance industry are not considered appropriate for the Group. Performance indicators that are relevant to the Group's run-off strategy are provided where these provide meaningful and useful comparisons.

Reserves and claims

At 30 June 2007 the total insurance contracts balance comprising gross claims outstanding less discount on claims outstanding, claims handling provisions and provision for unearned premiums was $1,698.1 million, a decrease of 12.5% from 31 December 2006 ($1,941.5 million). The claims outstanding, net of reinsurance at 30 June 2007 was $811.3 million. This is a decrease of 19.4% compared with 31 December 2006 ($1,006.8 million).

The balances are analysed below:

	As at 30 June 2007 $'million	**As at 30 June 2006 $'million**	**As at 31 December 2006 $'million**
Gross claims outstanding			
Provision for claims outstanding, reported and not reported	**1,707.8**	2,415.1	1,957.3
Discount	**(95.6)**	(127.7)	(105.9)
	1,612.2	2,287.4	1,851.4
Claims handling provisions	**16.1**	25.5	17.8
Total gross claims outstanding	**1,628.3**	**2,312.9**	**1,869.2**
Provision for unearned premiums on insurance contracts	**69.8**	138.8	72.3
Total insurance contracts	**1,698.1**	**2,451.7**	**1,941.5**
Aggregate excess reinsurance			
Provision for claims outstanding, reported and not reported	**288.3**	321.3	299.6
Discount	**(5.5)**	(9.1)	(7.7)
Net aggregate excess reinsurance	**282.8**	312.2	291.9
Other reinsurance			
Provision for claims outstanding, reported and not reported	**538.6**	659.8	573.2
Discount	**(4.4)**	(3.9)	(2.7)
Net other reinsurance	**534.2**	655.9	570.5
Total reinsurance			
Provision for claims outstanding, reported and not reported	**826.9**	981.1	872.8

Discount	**(9.9)**	(13.0)	(10.4)
Total reinsurers' share of claims outstanding	**817.0**	**968.1**	**862.4**
Provision for unearned premiums on reinsurance contracts	**0.6**	32.9	1.0
Total reinsurance contracts	**817.6**	**1,001.0**	**863.4**
Undiscounted claims outstanding, net of reinsurance	**897.0**	1,459.5	1,102.3
Discount	**(85.7)**	(114.7)	(95.5)
Claims outstanding, net of reinsurance	**811.3**	**1,344.8**	**1,006.8**

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 30 June 2007 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT[1]	Total
1999 and prior	98.5	47.6	18.4	1.0	32.5	87.6	285.6
2000	22.8	11.5	10.3	14.2	7.0	23.2	89.0
2001	27.4	8.4	17.3	10.3	2.9	11.2	77.5
2002	26.1	13.6	7.9	19.7	7.3	5.0	79.6
2003	36.3	26.2	5.5	27.0	3.5	5.3	103.8
2004	35.7	40.4	9.3	26.9	12.3	0.2	124.8
2005	12.5	55.9	3.0	23.6	61.4	0.4	156.8
Total reinsurance reserves	**259.3**	**203.6**	**71.7**	**122.7**	**126.9**	**132.9**	**917.1**
Insurance reserves	**219.7**	**70.9**	**171.6**	**27.9**	**12.4**	**-**	**502.5**
Total non-life reserves	**479.0**	**274.5**	**243.3**	**150.6**	**139.3**	**132.9**	**1,419.6**
Life structured settlements							**269.9**
Life reinsurance							**18.3**
Provision for claims outstanding, reported and not reported							**1,707.8**

[1] Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves as at 30 June 2007. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity of the respective books.

Percentage	Insurance	Reinsurance	Total
Case reserves	43%	52%	49%
IBNR	57%	48%	51%
Total	**100%**	**100%**	**100%**

Adverse reserve development

During the six months ended 30 June 2007 the Group experienced adverse development in the reserves, net of reinsurance excluding the impact of commutations and discount of $15.9 million (30 June 2006: adverse reserve development, net of reinsurance excluding the impact of commutations and discount of $14.7 million).

Loss reserve discount

As permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which does not exceed that expected to be earned by assets covering the provisions. As at 30 June 2007 27% (31 December 2006: 28%; 30 June 2006: 25%) of the Group's gross reserves were discounted at a rate of 4.5%.

As at 30 June 2007 the Group's total net discount was $85.7 million (31 December 2006: $95.5 million; 30 June 2006: $114.7 million). This is expected to reduce towards zero over the duration of the normal course of payout of the reserves. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement as the remaining expected duration drops below the UK GAAP qualified level of four years as permitted by IFRS 4.

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written in the six months ended 30 June 2007 were $8.0 million (30 June 2006: negative $37.9 million which reflected the cancellation of policies written in prior periods). Net insurance premium revenue reduced by 94.6% to $11.2 million in the six months ended 30 June 2007 (30 June 2006: $209.7 million). This is primarily due to the Group's decision to cease writing new and renewal business resulting in a reduction in premium.

As at 30 June 2007 the Group had net unearned premiums of $69.2 million (31 December 2006: $71.3 million; 30 June 2006: $105.9 million). The Group anticipates that no significant insurance premium revenue will be recognised in 2008 as the majority of unearned premium will have been released and recognised as revenue by 31 December 2007.

The Group has assessed its 30 June 2007 deferred acquisition cost asset ("DAC") of $2.7 million (31 December 2006: $3.5 million; 30 June 2006: $30.0 million) as fully recoverable and as a result has not recorded any DAC write-off in its six months ended 30 June 2007 income statement.

Fee income

Fee income in the six months ended 30 June 2007 was $1.9 million compared with $0.4 million recorded in the corresponding period in 2006. Fee income represents income arising on structured reinsurance and insurance contracts without significant transfer of insurance risk. These contracts are accounted for on a deposit accounting basis.

Investment income and realised gains and losses

Investment income in the six months ended 30 June 2007 was $38.9 million, 20.9% ($10.3 million) lower than the $49.2 million recorded in the six months ended 30 June 2006. The change recorded reflects 4.3% yield on invested assets for the six months ended 30 June 2007 on average invested assets of $1,788.4 million compared with 4.0% yield on invested assets for the six months ended 30 June 2006 on average invested assets of $2,331 million.

Net realised losses on financial assets were $1.1 million in the six months ended 30 June 2007 compared with $1.4 million realised losses in the six months ended 30 June 2006.

Net realised gains/(losses) on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million. Subsequently, the following movements have been recognised in the Income Statement reflecting a necessary change to the fair value which was based on the

latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts.

The table below summarises the change in the fair value of each transaction:

Transaction	Six months ended 30 June 2007 $'million	Six months ended 30 June 2006 $'million	Year ended 31 December 2006 $'million
London/Canopius	-	-	(0.8)
AAR/AmTrust	-	-	(5.2)
Europe/SCOR	-	0.9	1.0
Total	**-**	**0.9**	**(5.0)**

To date the Group considers that the accruals above are reasonable and has received in cash $22.4 million of the estimated total consideration of $56.1 million. The outstanding balance consists of $31.5 million due from AmTrust and $2.2 million due from Canopius.

Insurance claims and loss adjustment expenses

In the six months ended 30 June 2007 the Group incurred net insurance claims and loss adjustment expenses of $14.8 million (six months ended 30 June 2006: $148.9 million).

The claims outstanding net of reinsurance at 30 June 2007 were $811.3 million (at 31 December 2006: $1,006.8 million), which equates to a decrease of $195.5 million in the six month period.

Acquisition costs

Acquisition costs are costs that are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs. They are deferred and amortised over the period of contract, consistent with the earning of premium.

Given that the Group is no longer accepting new insurance risks and is releasing its unearned premium reserves as the risk associated with those premium receipts is extinguished, acquisition costs are expected to become insignificant.

In the six months ended 30 June 2007 total acquisition costs were $4.8 million (six months ended 30 June 2006: $64.2 million) which includes a charge of $2.4 million in respect of a London profit sharing arrangement relating to a commutation.

Other operating expenses

The Group plans to minimise operating expenses as much as possible while still retaining the personnel and capabilities to manage an efficient run-off of the existing book and pursue other corporate activities. To the extent that investment income net of discount released does not offset other operating expenses in relation to run-off activities, the Group will establish a run-off provision.

In the six months ended 30 June 2007 other operating expenses were $27.2 million. This compares with other operating expenses in the six months ended 30 June 2006 of $42.5 million.

Restructuring costs

Restructuring costs in the six months ended 30 June 2007 were $0.8 million (six months ended 30 June 2006: $1.6 million). Staff headcount at 30 June 2007 stood at 119 (30 June 2006: 169) and the Group anticipates that this will reduce as reserves and invested assets decline.

The restructuring costs in the six months ended 30 June 2007 represent redundancy costs incurred for severance payments made to employees who were not part of the original restructuring plan as disclosed at 31 December 2005.

Results of operating activities

In the six months ended 30 June 2007, results of operating activities were a profit of $3.3 million compared with a profit of $1.6 million in the six months ended 30 June 2006.

Finance costs

Finance costs include investment expenses, foreign exchange movements and debt interest. In the six months ended 30 June 2007 total finance costs were $13.6 million, compared with $16.0 million recorded in the corresponding period in 2006. The majority of this decrease results from a reduction in borrowings. On 19 April 2007, the Group repaid $25.0 million of the term loan and all of $50.0 million revolver using its cash reserves, leaving an outstanding amount at 30 June 2007 of $125.0 million.

Loss before income tax

Loss before income tax was $10.3 million in the six months ended 30 June 2007 compared with a loss of $14.4 million in the six months ended 30 June 2006. This reduction reflects the change in the results of operating activities and the reduction in finance costs noted above.

Income tax expense

The income tax charge in the six months ended 30 June 2007 was $0.7 million, compared with a credit of $3.7 million in the six months ended 30 June 2006.

The impact of the income tax credit on the income statement is summarised as follows:

	Six months ended 30 June 2007 $'million	Six months ended 30 June 2006 $'million	Year ended 31 December 2006 $'million
Current tax expense/(credit):			
UK corporation tax	**0.1**	0.3	0.3
Foreign tax	**0.5**	(2.1)	(4.9)
Total current period	**0.6**	**(1.8)**	**(4.6)**
Deferred tax:	**0.1**	(1.9)	(1.9)
Total income tax expense/ (credit)	**0.7**	**(3.7)**	**(6.5)**

In the year ended 31 December 2005 the Group wrote off the majority of its deferred tax assets to reflect uncertainty over future profitability. The Group's Swiss, US and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised.

In the six months ended 30 June 2007 the Group's current tax charge of $0.6 million (30 June 2006: credit of $1.8 million) is mainly derived from branches where there are no trading losses carried forward available.

Loss on ordinary activities after income tax

Loss on ordinary activities after income tax in the six months ended 30 June 2007 was $11.0 million (30 June 2006: loss of $10.7 million).

Loss per share

Basic and fully diluted loss per share for the six months ended 30 June 2007 was $0.06 per share (30 June 2006: loss per share: $0.06).

Dividend

The Company will not be paying an interim dividend for the 2007 financial year.

Balance sheet

Total assets

Total assets as at 30 June 2007 decreased by 13.4% to $2,724.4 million from $3,145.7 million at 31 December 2006 (30 June 2006: $3,769.5 million).

Net assets

Net assets (shareholders' funds attributable to equity interests) at 30 June 2007 were $471.0 million (31 December 2006: $484.1 million; 30 June 2006: $447.1 million). Net assets per share were $2.71 (31 December 2006: $2.79; 30 June 2006: $2.57).

Net assets have remained relatively stable compared with the position at 31 December 2006 ($484.1 million) after taking into consideration the impact of interest rate movements on the investment portfolio described below.

Reinsurance recoverables

Total reinsurers' share of claims outstanding was $817.0 million at 30 June 2007 (31 December 2006: $862.4 million; 30 June 2006: $968.1 million).

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may, in the future, invest in other asset classes.

At 30 June 2007 the value of available for sale investments was $1,394.8 million, compared with $1,664.5 million

at 31 December 2006 (30 June 2006: $1,980.7 million).

Of total invested assets $1,343.7 million (31 December 2006: $1,732.7 million; 30 June 2006: $1,971.6 million) is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $51.1 million include predominantly mutual funds invested in fixed income securities.

Asset class	As at 30 June 2007 %	As at 30 June 2006 %	As at 31 December 2006 %
US government	**24**	28	21
US mortgage	**15**	20	16
EU and Switzerland government and corporate	**15**	16	14
US corporate	**11**	11	11
Asset backed securities	**3**	5	4
US municipalities	**1**	1	1
Canadian government and provinces	**2**	3	2
Cash and other	**29**	16	31
Total	**100**	**100**	**100**

At 30 June 2007 the Group's investment portfolio had an average duration of 1.6 years (30 June 2006: 2.6 years). The Group has shortened the average duration of the portfolio to provide liquidity anticipated to be required to support the Group's run-off strategy. The Group may chose to increase the average duration of the portfolio in the future.

In the six months ended 30 June 2007 the Group achieved a total gross return on the investment portfolio of 3.6% (30 June 2006: 0.8%). The investment return comprised 4.3% investment income (30 June 2006: 4.0%), 0.1% realised loss (30 June 2006: loss of 0.1%) and 0.6% unrealised loss (30 June 2006: loss of 3.1%) on average invested assets of $1,788.4 million (30 June 2006: $2,331.0 million).

At 30 June 2007 all of the Group's fixed income portfolio was rated A or better and 98.2% (30 June 2006: 98.0%) was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. Under the Group's current investment guidelines, all securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2006 or the first half of 2007.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 30 June 2007 the pledges covered assets of $310.8 million (31 December 2006: $343.6 million; 30 June 2006: $425.2 million). In addition $129.5 million (31 December 2006: $131.7 million; 30 June 2006: $132.3 million) is held as statutory deposits for local regulators and a further $588.2 million (31 December 2006: $611.6 million; 30 June 2006: $762.0 million) is held in trust for the benefit of policy holders including $181.1 million (31 December 2006: $197.5 million; 30 June 2006: $286.5 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 30 June 2007 the Group held Société d'Investissement à Capital Variable ("SICAV") of $53.9 million (31 December 2006: $55.5 million; 30 June 2006: $51.8 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately six years.

Capital management

Financing facilities

The Group raised $100.0 million of hybrid capital in December 2004 and a further $20.0 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

At 30 June 2007 the Group had $125.0 million outstanding under its loan facility. Interest was charged at LIBOR plus 120 basis points on this bank facility. The bank facility would have been due in September 2007. On 6 July 2007, the Group negotiated a new term loan credit facility with Banc of America Securities Limited as facility agent. Under this facility, the Group drew down the maximum aggregate commitment of $90.0 million, which, along with $35.0 million of its own cash reserves, was used to repay the pre-existing bank facility of $125.0 million.

The Group made an optional prepayment of $60.0 million on 18 July 2007. The remaining $30.0 million falls due for repayment on 18 July 2009.

The Group's bank facility contains covenants including tangible minimum net equity, debt-to-capitalisation ratio limitations, limitations on granting of liens, limitations on payments of dividends, limitations on other disposition of assets, limitations on increased indebtedness and limitations on distribution of assets.

Liquidity and cash flow

Cash flows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash outflow from operating activities after income tax paid for the six months ended 30 June 2007 was $228.2 million (30 June 2006: $195.6 million net cash outflow). The operating cash outflow reflects the transition into run-off and the reduction in premium received.

The net decrease in cash was $4.5 million (increase for six months ended 30 June 2006 of $16.8 million). This is after net cash received from investing activities of $308.5 million (30 June 2006: net cash received of $225.8 million) and net cash used in financing activities of $85.2 million (30 June 2006: net cash used of $10.6 million). As a result, the Group's cash and cash equivalents at 30 June 2007 were $152.7 million (30 June 2006: $133.8 million).

Intra-Group arrangements

The Group manages a number of different intra-Group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota share reinsurances ('quota shares') primarily with Alea Bermuda. For 2002 to 2006 underwriting years, the Group has put in place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. For 2001 to 2005 underwriting years there was a 35% quota share arrangement from Alea London to Alea Europe in place which was commuted in the third quarter of 2006. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. Given the change in circumstances, the Group is evaluating options to simplify its capital structure and balance sheet and is therefore considering commutations of the remaining quota shares. Such transactions would be subject to regulatory approval in each jurisdiction affected.

Credit ratings

In the first half of 2006, Alea Group requested the withdrawal of all Group and member company ratings following ratings downgrades by both Standard and Poor's and A.M. Best.

Financial calendar 2008

The Group expects to post its results for the year ended 31 December 2007 on 12 March 2008.*

**provisional date*

Kirk Lusk
Group Chief Financial Officer
5 September 2007

ALEA GROUP INTERIM REPORT 2007
Six months ended 30 June 2007

Consolidated income statement

	Notes	Six months ended 30 June 2007 $'000	Six months ended 30 June 2006 $'000	Year ended 31 December 2006 $'000
Gross premiums written	4	**8,023**	(37,941)	(74,919)
Revenue				
Premium revenue		**11,563**	270,850	303,338
Premium ceded to reinsurers		**(340)**	(61,170)	(87,422)
Net insurance premium revenue	4	**11,223**	209,680	215,916
Fee income	4	**1,957**	409	3,143
Investment income	5	**38,858**	49,177	94,821
Net realised losses on financial assets		**(1,120)**	(1,426)	(2,500)
Net realised gains on sale of disposal group	10	**-**	-	4,336
Net realised gains/(losses) on sale of renewal rights	6	**-**	930	(5,020)
Total revenue	4	**50,918**	258,770	310,696
Expenses				
Insurance claims and loss adjustment expenses		**8,394**	176,373	173,408
Insurance claims and loss adjustment expenses recovered from reinsurers		**6,427**	(27,441)	(16,716)
Net insurance claims	4	**14,821**	148,932	156,692
Acquisition costs	4	**4,836**	64,181	69,292
Other operating expenses		**27,172**	42,488	66,555
Restructuring costs	7	**795**	1,556	1,087
Total expenses		**47,624**	257,157	293,626
Results of operating activities	4	**3,294**	1,613	17,070
Finance costs		**(13,532)**	(15,971)	(24,407)

Loss before income tax	4	**(10,238)**	(14,358)	(7,337)
Income tax (expense)/credit	8	**(725)**	3,712	6,502
Loss for the period		**(10,963)**	(10,646)	(835)

Earnings per share for losses attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

Basic ($)	9	**(0.06)**	(0.06)	(0.00)
Diluted ($)	9	**(0.06)**	(0.06)	(0.00)

Consolidated balance sheet

	Notes	As at 30 June 2007 $'000	As at 30 June 2006 $'000	As at 31 December 2006 $'000
ASSETS				
Property, plant and equipment		**5,260**	8,287	6,398
Intangible assets		**8,479**	8,479	8,479
Deferred acquisition costs		**2,674**	30,036	3,506
Assets of a disposal group classified as held for sale	10	**-**	43,045	-
Financial assets				
Equity securities				
- available for sale		**212**	161	198
Debt securities				
- available for sale		**1,394,598**	1,980,557	1,664,341
Loans and receivables including insurance receivables		**341,755**	563,105	440,961
Deferred tax assets		**1,100**	1,104	1,154
Reinsurance contracts	11	**817,637**	1,001,007	863,475
Cash and cash equivalents		**152,706**	133,749	157,220
Total assets		**2,724,421**	3,769,530	3,145,732
LIABILITIES				
Insurance contracts	11	**1,698,080**	2,451,660	1,941,514
Borrowings	12	**242,602**	316,983	317,267
Liabilities of a disposal group classified as held for sale	10	**-**	12,415	-
Provisions	13	**4,064**	9,505	5,241
Other liabilities and charges		**31,020**	41,524	40,954

Trade and other payables		**277,176**	489,291	355,606
Deferred tax liabilities		**-**	-	-
Current income tax liabilities		**454**	1,005	1,009
Total liabilities		**2,253,396**	3,322,383	2,661,591
Net assets		**471,025**	447,147	484,141
EQUITY				
Capital and reserves attributable to the Company's equity holders				
Share capital	14	**1,738**	1,737	1,738
Other reserves	14	**685,224**	660,195	687,377
Retained loss	14	**(215,937)**	(214,785)	(204,974)
Total equity		**471,025**	447,147	484,141

Approved by the Board of Directors on 5 September 2007 and signed on its behalf by:

Kirk Lusk
Group Chief Financial Officer

Consolidated cash flow statement

	Notes	Six months ended 30 June 2007 $'000	Six months ended 30 June 2006 $'000	Year ended 31 December 2006 $'000
Cash used in operations	15	**(230,983)**	(197,622)	(586,999)
Income tax recovered		**2,746**	2,034	1,949
Net cash used in operating activities		**(228,237)**	(195,588)	(585,050)
Cash flows generated from/(used in) investing activities				
Purchase of property, plant and equipment		**(218)**	(265)	(735)
Proceeds on sale of property, plant and equipment		**5**	124	424
Cash payments to acquire equity and debt securities		**(3,339,027)**	(1,657,627)	(3,820,920)
Cash receipts from sales of equity and debt securities		**3,611,670**	1,837,675	4,356,828
Net amounts outstanding for securities		**6,849**	41	(6,448)
Cash receipts from sale of disposal group		**-**	-	34,726
Cash receipts from interest and dividends		**29,264**	45,832	85,429

	Note			
Net cash generated from investing activities		**308,543**	225,780	649,304
Cash flows used in financing activities				
Repayments of borrowings		**(75,000)**	-	-
Interest paid on borrowings		**(10,161)**	(10,606)	(21,888)
Net cash used in financing activities		**(85,161)**	(10,606)	(21,888)
Net (decrease)/ increase in cash and cash equivalents		**(4,855)**	19,586	42,366
Cash and cash equivalents at beginning of period		**157,220**	116,962	116,962
Cash of a disposal group sold	10	-	(495)	(4,477)
Exchange gains/(losses) on cash and bank overdrafts		**341**	(2,304)	2,369
Cash and cash equivalents at end of period		**152,706**	133,749	157,220

Consolidated statement of recognised income and expense

	Six months ended 30 June 2007 $'000	Six months ended 30 June 2006 $'000	Year ended 31 December 2006 $'000
Loss on revaluation of available-for-sale investments	**(7,260)**	(35,994)	(11,939)
Exchange differences on translation of foreign operations	**3,659**	4,158	5,481
Net loss recognised directly in equity	**(3,601)**	(31,836)	(6,458)
Transfers			
Transfers to profit and loss on sale of available-for-sale investments	**1,544**	(613)	913
Total transfers net of tax	**1,544**	(613)	913
Loss for the period	**(10,963)**	(10,646)	(835)
Total recognised income and expense for the period	**(13,020)**	(43,095)	(6,380)

The total recognised income and expense are attributable to the Company's equity holders.

NOTES TO THE FINANCIAL STATEMENTS

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (together the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2005 and prior for the foreseeable future. As such, it is considered appropriate to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 17 in accordance with International Financial Reporting Standards ("IFRS"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The interim financial statements, as required by the Listing Rules of the United Kingdom's Financial Services Authority ("FSA"), have been prepared on the basis of IFRS recognition and measurement principles but, as permitted by the FSA, the Group has not adopted IAS 34 'Interim Financial Reporting' early, and consequently, the full requirements of that standard have not been applied.

The consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale and financial assets and financial liabilities at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable. Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following years are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 'Insurance Contracts' pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4. The annual basis of accounting has been applied to all classes of business.

These consolidated financial statements have been prepared in accordance with the accounting policies and methods of computation in force for the period ending 31 December 2006. A summary of the principal accounting policies is provided in note 3.

3 Accounting policies

Status of interim financial statements

The statements for the two interim periods are unaudited but have been reviewed by the Company's auditors, Deloitte & Touche LLP, and their report for the six months ended 30 June 2007 is included with this report. The interim financial statements do not constitute statutory accounts as defined in section 84 of the Bermuda Companies Act 1981. The results for the year ended 31 December 2006 do not constitute statutory accounts as defined in section 84 of the Bermuda Companies Act 1981. The published statutory accounts for the year ended 31 December 2006 received an unqualified audit opinion including an emphasis of matter paragraph regarding going concern.

Basis of consolidation

These financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

The results of subsidiaries liquidated or disposed of during the period are included in the consolidated income statement up to the effective date of liquidation or disposal, as appropriate.

Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments,

are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	30 June 2007 Average	30 June 2007 Closing	30 June 2006 Average	30 June 2006 Closing
British pound	0.5066	0.4992	0.5606	0.5457
Euro	0.7515	0.7437	0.8138	0.7872
Swiss franc	1.2252	1.2318	1.2741	1.2329

	31 December 2006 Average	31 December 2006 Closing
British pound	0.5437	0.5087
Euro	0.7964	0.7591
Swiss franc	1.2544	1.2201

Insurance contracts
The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contracts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

Premium revenue
For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial period, together with adjustments arising in the financial period to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance
The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Renewal rights transactions
Renewal rights transactions represent books of insurance and reinsurance business sold to third parties. The Directors use fair value accounting for renewal rights transactions. Valuations and revaluations of such transactions are recognised in the Income Statement as net realised gains or losses on sale of renewal rights.

In determining the fair value for the business sold, the Directors value the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts. In determining the fair market value of renewal rights sold, the Directors consider the prior production and growth of the businesses sold, external projections and the most recent assessment of the businesses sold. The Directors also make certain assumptions about levels of programme transfer and renewal probabilities of future premiums.

As the ultimate consideration receivable is dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts, it is necessary for the Directors to review and re-evaluate the fair value of the consideration receivable based on the likely volumes of renewal business that will be written. Consequently, adjustments to the consideration receivable recognised in the Income Statement will be made at each balance sheet date where required.

Deferred acquisition costs ("DAC")
Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses
Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years.

Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are determined on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.5% (30 June 2006: 4.5%).

Liability adequacy test ("LAT")
At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial period from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income
Investment income includes dividends and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income
Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Employee Benefits

a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight-line basis over the period to which the employee's performance relates and a corresponding amount is reflected in revenue reserves in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid.

Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment
Property, plant and equipment comprise items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets
Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each balance sheet date.

Investments – Financial Instruments
The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

c) Derivative financial instruments

Derivative financial instruments are initially measured at fair value on the contract date. The method of

recognising the gain or loss on subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument. Gains or losses on derivatives that are not classified as hedges are recognised in the income statement. Derivatives are classified as held-for-trading unless they are designated as hedges.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at inception of the hedge and on an ongoing basis, as to whether the derivative instruments used in hedging transactions are expected to be and have been highly effective in offsetting changes in fair value or cash flows of hedged items.

The Group has not designated any investments to be held to maturity or to be valued at fair value through profit and loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

Before evaluating whether, and to what extent, de-recognition of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded in equity until such time that the financial asset is derecognised.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets

The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation

Income tax expense represents the sum of the tax payable in the period and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital

Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

Accounting developments

In the current financial year, the Group will adopt International Financial Reporting Standard 7 'Financial Instruments: Disclosures' ('IFRS 7') for the first time. As IFRS 7 is a disclosure standard, there is no impact of that change in accounting policy on this interim report. Full details of the change will be disclosed in our annual report for the year ending 31 December 2007.

NOTES TO THE FINANCIAL STATEMENTS

4 Segmental information

Primary segment information - operating results by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services - the central investment operation.

The operating result of each of these operating segments before the impact of intra-group quota share arrangements is shown below.

Six months ended 30 June 2007	Alea London $'000	Alea North America $'000	Alea Europe $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	1,888	(1,610)	7,745	-	-	8,023
Revenue						
Net insurance premium revenue	4,689	(2,226)	8,760	-	-	11,223
Fee income	-	186	1,771	-	-	1,957
Investment income	-	-	-	38,858	-	38,858
Net realised losses on financial assets	-	-	-	(1,120)	-	(1,120)
Total revenue	4,689	(2,040)	10,531	37,738	-	50,918
Expenses						
Net insurance claims	3,757	(13,656)	(4,922)	-	-	(14,821)
Acquisition costs	(3,750)	945	(2,031)	-	-	(4,836)
Other operating expenses	(11,193)	(7,684)	(6,128)	-	(2,167)	(27,172)
Restructuring costs	(518)	(277)	-	-	-	(795)
Total expenses	(11,704)	(20,672)	(13,081)	-	(2,167)	(47,624)
Results of operating activities	(7,015)	(22,712)	(2,550)	37,738	(2,167)	3,294
Finance costs	-	-	-	(13,532)	-	(13,532)
(Loss)/profit before income tax	(7,015)	(22,712)	(2,550)	24,206	(2,167)	(10,238)

Income tax expense	-	-	-	-	(725)	(725)
(Loss)/profit for the period	**(7,015)**	**(22,712)**	**(2,550)**	**24,206**	**(2,892)**	**(10,963)**

Six months ended 30 June 2006	**Alea London $'000**	**Alea North America $'000**	**Alea Europe $'000**	**Alea Financial Services $'000**	**Non - allocated $'000**	**Total $'000**
Gross Premiums Written	(16,948)	(21,159)	166	-	-	(37,941)
Revenue						
Net insurance premium revenue	89,594	97,838	22,248	-	-	209,680
Fee income	309	100	-	-	-	409
Investment income	-	-	-	49,177	-	49,177
Net realised losses on financial assets	-	-	-	(1,426)	-	(1,426)
Net realised gains on sale of renewal rights	-	-	930	-	-	930
Total revenue	**89,903**	**97,938**	**23,178**	**47,751**	**-**	**258,770**
Expenses						
Net insurance claims	(66,302)	(68,865)	(13,765)	-	-	(148,932)
Acquisition costs	(25,444)	(31,963)	(6,774)	-	-	(64,181)
Other operating expenses	(10,072)	(18,577)	(11,496)	-	(2,343)	(42,488)
Restructuring (costs)/releases	(2,572)	1,016	-	-	-	(1,556)
Total expenses	**(104,390)**	**(118,389)**	**(32,035)**	**-**	**(2,343)**	**(257,157)**
Results of operating activities	**(14,487)**	**(20,451)**	**(8,857)**	**47,751**	**(2,343)**	**1,613**
Finance costs	-	-	-	(15,971)	-	(15,971)
(Loss)/profit before income tax	**(14,487)**	**(20,451)**	**(8,857)**	**31,780**	**(2,343)**	**(14,358)**
Income tax credit	-	-	-	-	3,712	3,712
(Loss)/profit for the period	**(14,487)**	**(20,451)**	**(8,857)**	**31,780**	**1,369**	**(10,646)**

Alea **Alea**

Year ended 31 December 2006	Alea London $'000	North America $'000	Alea Europe $'000	Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	21,247	(102,368)	6,202	-	-	(74,919)
Revenue						
Net insurance premium revenue	129,312	61,973	24,631	-	-	215,916
Fee income	502	2,641	-	-	-	3,143
Investment income	-	-	-	94,821	-	94,821
Net realised losses on financial assets	-	-	-	(2,500)	-	(2,500)
Net realised gains on sale of disposal group	-	4,336	-	-	-	4,336
Net realised (losses)/gains on sale of renewal rights	(800)	(5,164)	944	-	-	(5,020)
Total revenue	**129,014**	**63,786**	**25,575**	**92,321**	**-**	**310,696**
Expenses						
Net insurance claims	(85,795)	(58,285)	(12,612)	-	-	(156,692)
Acquisition costs	(38,292)	(23,466)	(7,534)	-	-	(69,292)
Other operating expenses	(18,288)	(29,148)	(15,032)	-	(4,087)	(66,555)
Restructuring (costs)/releases	(4,135)	205	2,843	-	-	(1,087)
Total expenses	**(146,510)**	**(110,694)**	**(32,335)**	**-**	**(4,087)**	**(293,626)**
Results of operating activities	**(17,496)**	**(46,908)**	**(6,760)**	**92,321**	**(4,087)**	**17,070**
Finance costs	-	-	-	(24,407)	-	(24,407)
(Loss)/profit before income tax	**(17,496)**	**(46,908)**	**(6,760)**	**67,914**	**(4,087)**	**(7,337)**
Income tax credit	-	-	-	-	6,502	6,502
(Loss)/profit for the period	**(17,496)**	**(46,908)**	**(6,760)**	**67,914**	**2,415**	**(835)**

The Group has intra group quota share arrangements between the following legal companies Alea London Limited, Alea Bermuda Ltd, Alea North America Insurance Company, Alea North America Specialty Insurance Company[1] (collectively Alea US) and Alea Europe Ltd. The impact of intra-group quota share arrangements on operating result with regards to these legal entities are shown and explained below.

The group quota share arrangements comprise a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea North America to Alea Bermuda. A 35% quota share of Alea London business to Alea Europe was commuted as at 30 September 2006.

The effects of all of these arrangements are detailed below:

Six months ended 30 June 2007	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	4,689	392	(2,618)	8,760	11,223
Intercompany reinsurance	-	16,437	(16,387)	(50)	-
Net insurance premium revenue after intercompany reinsurance	4,689	16,829	(19,005)	8,710	11,223
Underwriting result [2]					
Before intercompany reinsurance	(7,015)	(8,604)	(16,275)	(2,550)	(34,444)
After intercompany reinsurance	(3,693)	(20,496)	(10,689)	434	(34,444)

Six months ended 30 June 2006	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	89,594	471	97,367	22,248	209,680
Intercompany reinsurance	(31,293)	68,285	(68,157)	31,165	-
Net insurance premium revenue after intercompany reinsurance	58,301	68,756	29,210	53,413	209,680
Underwriting result [2]					
Before intercompany reinsurance	(14,487)	(10,959)	(11,835)	(9,787)	(47,068)
After intercompany reinsurance	(14,110)	(13,344)	(15,651)	(3,963)	(47,068)

Year ended 31 December 2006	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net insurance premium revenue	129,312	4,099	57,874	24,631	215,916
Intercompany reinsurance	(31,313)	39,345	(39,534)	31,502	-
Net insurance premium revenue after intercompany reinsurance	97,999	43,444	18,340	56,133	215,916
Underwriting result [2]					
Before intercompany reinsurance	(16,697)	(21,548)	(28,618)	(7,704)	(74,567)
After intercompany reinsurance	(11,886)	(23,968)	(37,185)	(1,528)	(74,567)

[1] Alea North America Specialty Insurance Company was disposed on 29 September 2006 as detailed in note 10.

[2] Results of operating activities excluding investment income, net realised gains on financial assets, net realised

gains on sale of disposal group and intangible assets and net realised gains on sale of renewal rights.

Secondary segment information - geographical analysis

The following provides an analysis of gross premiums written and of (loss)/profit before tax by location of legal entity accepting the risk.

Geographical analysis by location of legal entity

	Gross premiums written		
	Six months ended 30 June 2007 $'000	**Six months ended 30 June 2006 $'000**	**Year ended 31 December 2006 $'000**
Bermuda	**704**	(1,574)	1,735
Jersey	**-**	89	74
United Kingdom	**1,936**	7,135	20,973
United States	**(2,315)**	(43,757)	(104,102)
Switzerland	**7,698**	166	6,401
	8,023	(37,941)	(74,919)

Operating equity and shareholders' equity interests

Alea Europe Ltd
Alea (Bermuda) Ltd [1]
Alea US
Amounts held in Holding Companies
Amounts held in non-insurance subsidiaries
Note provided by Alea Europe Ltd to Alea US
Amounts owed to credit institutions
Trust preferred securities
Shareholders' funds attributable to equity interests

[1] The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:

Alea London Ltd
Alea Global Risk Ltd [2]
Alea Jersey Ltd [2]

[2] These entities were liquidated in the fourth Quarter 2006.

5 Investment income

Financial assets - available for sale:	
- Interest income from debt securities	
Cash and cash equivalents interest income	

6 Net realised (losses)/gains on sale of renewal rights

	Alea London Limited	Alea North America Insurance Company	Alea Europe Limited	Total
	$'000	$'000	$'000	$'000
Six months ended 30 June 2007	-	-	-	-
Six months ended 30 June 2006	-	-	930	930
Year ended 31 December 2006	(800)	(5,164)	944	(5,020)

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million, which was recognised in the year ended 31 December 2005, and represented the Directors' valuation at fair value of the business sold. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is regularly evaluated by the Board based on available data.

In the six months the 30 June 2007 a charge of $nil million was recognised in respect of the renewal rights transactions (six months ended 30 June 2006 credit of $0.9 million, year ended 31 December 2006 charge of $5.0 million). These amounts reflect the necessary changes to the fair value which is based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with sale contracts.

The gains were calculated as the fair value of consideration receivable ($56.1 million). The Group has received payments to date of $22.4 million. The remaining balance of $33.7 million is included within loans and receivables including insurance receivables. The non-current portion of the receivable is $31.5 million.

These amounts represent the Directors' best estimates of the risk adjusted future receipts discounted at 4.5%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights

sold over differing time periods as specified in the sale contracts.

The key data is:

		Alea London Limited	Alea North America Insurance Company	Alea Europe Limited
2005 Premium of business sold	$ millions	167	405	252
Estimated premium to be received during contract period	$ millions	144	1,508	86
Contract period	years	2	5	1
Best estimate of receipts	$ millions	7	42	7
Contractual maximum sales proceeds	$ millions	30	75	30

7 Restructuring costs

In 2005, the Group announced its intention to run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations have been written down to their residual value. Redundancy costs have been incurred in Connecticut. A restructuring provision has been established for employees in London, Basel and Zug. This provision includes estimated expenses for future redundancy payments for employees who cannot be redeployed in the new structure. The provision also contains estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision was established based on a run-off plan approved by the Board of Directors. Other costs are included in the claims handling provisions.

Six months ended 30 June 2007

	Alea UK $'000	Alea US $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan [1]	**518**	**277**	-	**795**
Total restructuring costs	**518**	**277**	**-**	**795**

Six months ended 30 June 2006

	Alea UK $'000	Alea US $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan [1]	2,572	1,484	-	4,056
Reversal of estimated restructuring provision related to onerous contracts [2]	-	(2,500)	-	(2,500)
Total restructuring costs	**2,572**	**(1,016)**	**-**	**1,556**

Year ended 31 December 2006

	Alea UK $'000	Alea US $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan [1]	4,135	2,295	-	6,430
Reversal of estimated restructuring provision due to redundancies in other entities [3]	-	-	(2,843)	(2,843)
Reversal of estimated restructuring provision related to onerous contracts [2]	-	(2,500)	-	(2,500)
Total restructuring costs	4,135	(205)	(2,843)	1,087

[1] Redundancy costs incurred reflect severance payable to employees who were not part of the original restructuring plan as disclosed for 31 December 2005.

[2] Restructuring costs also include a credit of $2.5 million which results from Alea North America's sublease of its empty offices in Wilton and a resulting reversal of part of the previously recognised provision for onerous contracts.

[3] In order to execute the run-off plan, the Group reassessed where centres of competency should be located geographically. This resulted in revisions being made to the locations of where staff were retained and consequently additional severance payments were incurred by Alea London and Alea North America whilst Alea Europe was able to reverse an element of the restructuring provision previously established.

8 Income tax expense/(credit)

	Six
Current tax expense/(credit):	
UK corporation tax	
Foreign tax	
Total current tax	
Deferred tax	
Total income tax expense/(credit)	

The Group's Swiss and UK entities have significant trading losses carried forward in respect of which no deferred

tax assets have been recognised due to the unpredictability of future profit streams.

The corporation tax for the interim periods ended 30 June 2007 and 30 June 2006 was calculated so as to represent the best estimate of the weighted average annual corporation tax rate expected for the full financial year.

9 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings

Earnings for the purposes of basic earnings per share being net loss attributable to equity holders of the Company
Effect of dilutive potential ordinary shares:
Earnings for the purposes of diluted earnings per share

Number of shares

Weighted average number of ordinary shares for the purposes of basic earnings per share
Effect of dilutive potential ordinary shares: - Share options
Weighted average number of ordinary shares for the purposes of diluted earnings per share

10 Sale of disposal group

Alea North America Specialty Insurance Company
Alea North America Insurance Company ("ANAIC") sold its Delaware excess and surplus lines carrier, Alea North America Specialty Insurance Company ("ANASIC") to Insurance Corporation of Hannover, a member company of Praetorian Financial Group, Inc. on 29 September 2006. ANAIC received a cash payment of $34.7 million representing $4 million plus the statutory policyholders' surplus of ANASIC as at date of sale. The Group has recognised in its IFRS accounts a net realised gain on the sale of $4.3 million.

On the date of the sale, the Group's Alea (Bermuda) Ltd affiliate assumed 100% of all business written by

ANASIC prior to the closing date. The obligations under the agreements are supported by a guarantee of the Company.

	As at 30 June 2007 $'000	As at 30 June
ASSETS		
Deferred acquisition costs	-	
Financial assets		
Debt securities		
- available for sale	-	3
Loans and receivables including insurance receivables	-	
Reinsurance contracts	-	1
Cash and cash equivalents	-	
Total assets	-	4
LIABILITIES		
Insurance contracts	-	1
Other liabilities and charges	-	
Trade and other payables	-	
Total liabilities	-	1
Net assets	-	3
Net realised gains on sale of disposal group	-	
Total net consideration	-	

The total consideration was satisfied in cash.

Net cash inflow arising on disposal:		
Cash consideration	-	
Cash and cash equivalents disposed of	-	
Total net cash inflow on disposal	-	

11 Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As
Gross claims outstanding	
Provision for claims outstanding, reported and not reported	**1,70**
Discount	**(95**
	1,61

Claims handling provisions	1
Total gross claims outstanding	**1,62**
Provision for unearned premiums on insurance contracts	6
Total insurance contracts	**1,69**
Aggregate excess reinsurance	
Provision for claims outstanding, reported and not reported	28
Discount	(5
Net aggregate excess reinsurance	28
Other reinsurance	
Provision for claims outstanding, reported and not reported	53
Discount	(4
Net other reinsurance	53
Total reinsurance	
Provision for claims outstanding, reported and not reported	82
Discount	(9
Total reinsurers' share of claims outstanding	**81**
Provision for unearned premiums on reinsurance contracts	
Total reinsurance contracts	**81**
Undiscounted claims outstanding, net of reinsurance	**89**
Discount	(85
Claims outstanding net of reinsurance	**81**

	As
Security held for aggregate excess reinsurance	
Deposits received from reinsurers	4
Trust fund and LOC collateral available against aggregate excess contracts	23
Total collateral available against aggregate excess reinsurance recoverable	**27**

12 Borrowings

The borrowings are repayable as follows:	**As at 30 June 2007 $'000**	**As at 30 June 2006 $'000**	**As at 31 December 2006 $'000**
On demand or within one year	**125,000**	-	200,000
In the second year	**-**	200,000	-
In the third to fifth years inclusive	**-**	-	-
After five years	**120,000**	120,000	120,000
Total borrowings	**245,000**	320,000	320,000

Less: Capitalised debt raising expenses	**(2,398)**	(3,017)	(2,733)
Total borrowings net of capitalised expenses	**242,602**	316,983	317,267

Analysis of borrowings:

	As at 30 June 2007 $'000	**As at 30 June 2006 $'000**	**As at 31 December 2006 $'000**
Amounts owed to credit institutions	**125,000**	200,000	200,000
Trust preferred securities	**120,000**	120,000	120,000
Total borrowings	**245,000**	320,000	320,000

All borrowings are recorded at fair value.

Amounts owed to credit institutions
Subsequent to the balance sheet date, on 6 July 2007, the Group negotiated a new term loan credit facility with Banc of America Securities Limited as facility agent. Under this agreement, the Group drew down the maximum aggregate commitment of $90.0 million, which, along with $35.0 million of its own cash reserves, was used to repay the entire remaining amount of $125.0 million due under pre-existing bank facility.

The conditions attaching to both facilities are detailed below.

Conditions attaching to amounts owed to credit institutions as at 30 June 2007
The three-year bank term loan of $200.0 million and the $50.0 million revolver carried an interest margin of 120 basis points, which was adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility was additionally subject to a commitment fee of 40% of the applicable margin.

These borrowings fell due for repayment in September 2007. On 19 April 2007, the Group repaid $25.0 million of the term loan and all of $50.0 million revolver using its cash reserves, leaving an outstanding amount at 30 June 2007 of $125.0 million.

Conditions attaching to the term loan agreed 6 July 2007
The Group drew down the maximum aggregate commitment under this new term loan agreement of $90.0 million. This was due for repayment in three equal instalments of $30.0 million on 16 October 2007, 14 January 2008 and 18 July 2009. However, the Group made an optional prepayment of $60.0 million on 18 July 2007. The remaining $30.0 million falls due for repayment on 18 July 2009.

The new term loan carries an interest rate of LIBOR plus 200 basis points.

The loan imposes restrictive covenants including tangible minimum equity, debt-to-capitalisation ratio limitations, limitations on the granting of liens, payment of dividends, other dispositions of assets, increased indebtedness and distribution of assets.

Trust preferred securities
In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from

three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years.

13 Provisions

	Restructuring Provision $'000
At 31 December 2005	17,562
Utilisation of provision due to onerous contracts	(1,233)
Reversal of provision due to onerous contracts [1]	(2,500)
Utilisation of provision due to severance payments	(4,960)
Exchange difference	636
At 30 June 2006	**9,505**
Utilisation of provision due to onerous contracts	(819)
Utilisation of provision due to severance payments	(3,678)
Exchange difference	233
At 31 December 2006	**5,241**
Utilisation of provision due to onerous contracts	(907)
Utilisation of provision due to severance payments	(285)
Exchange difference	15
At 30 June 2007	**4,064**

1 As a result of Alea North America's sublease of its empty offices in Wilton a reversal of the previously recognised provision for onerous contracts has been made. The reversal is part of the restructuring costs presented in the income statement.

For further details regarding the restructuring costs see note 7.

14 Consolidated statement of changes in equity

				Attributable tc
	Share capital	Share premium	Capital reserve	Revaluation reser

	$'000	$'000	$'000	$
As at 1 January 2007	**1,738**	**629,668**	**75,381**	**(23,**
Loss of the period				
Revaluation on available for sale investments - gross				**(5,**
Revaluation on available for sale investments - tax				
Movement in share based payment reserve				
Translation gains - gross				
Translation gains - tax				
As at 30 June 2007	**1,738**	**629,668**	**75,381**	**(29,**

Attributable to

	Share capital $'000	Share premium $'000	Capital reserve $'000	Revaluation rese $
As at 1 January 2006	**1,737**	**629,311**	**75,381**	**(12,**
Loss of the period				
Revaluation on available for sale investments - gross				**(36,**
Revaluation on available for sale investments - tax				
Movement in share based payment reserve				
Translation gains - gross				
Translation gains - tax				
As at 30 June 2006	**1,737**	**629,311**	**75,381**	**(49,**

Attributable to

	Share capital	Share premium	Capital reserve	Revaluation rese

	$'000	$'000	$'000	$
As at 1 January 2006	1,737	629,311	75,381	(12,
Issuance of shares	1	357		
Loss of the year				
Revaluation on available for sale investments - gross				(11,
Revaluation on available for sale investments - tax				
Movement in share based payment reserve				
Translation gains - gross				
Translation gains - tax				
As at 31 December 2006	1,738	629,668	75,381	(23,

1 The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

15 Cash (used in)/generated from operations

	mo en 30 J $
Loss for the period	(10,
Adjustments for:	
- tax expense/(credit)	
- depreciation	1
Net cash flows for the period transferred to investing activities	(29,
(Profit)/loss on sale of property, plant and equipment	
Net realised gains on sale of disposal Group	
Debt interest expense	10
(Profit)/loss on foreign exchange	(8,

Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences consolidation)

Net decrease in insurance liabilities	**(236,**
Net decrease in reinsurance assets	**36**
Net decrease in loans and receivables	**94**
Net (decrease)/increase in other operating liabilities	**(88,**
Net movement in share based payment reserve	
Cash used in operations	**(230,**

16 Contingent liabilities

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 30 June 2007, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 42.5 million Canadian Dollars ($40.1 million) and the maximum in relation to any one insurer 18.3 million Canadian Dollars ($17.3 million).

Subpoenas and requests for information/regulatory matters
The US domiciled insurance members of the Group received certain subpoenas and information requests with respect to the ongoing investigations by various regulators and governmental authorities relating to industry-wide investigations into US producer compensation practices and arrangements. In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Speciality Insurance Company ("ANASIC"), received inquiries from the insurance departments of Delaware and North Carolina. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor does the Group have reason to believe that any of them are specific targets of any investigation.

The Group has cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, these member companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Certain members of the Group have received subpoenas and information requests with respect to finite reinsurance from the US Securities and Exchange Commission, the FSA, the Australian Prudential Regulatory Authority and the Florida and Delaware state insurance authorities.

The Group has cooperated or is cooperating fully with each authority from which it has received an inquiry and is aware of no improper conduct.

These industry-wide investigations, including certain of the investigations to which the Group is a party, are ongoing and it is not possible to predict the impact that these investigations, or any enquiries specific to the Group, may have on the Group's current or future business and financial results. Moreover, there can be no assurance that further investigations will not be initiated or reopened in the future.

In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's

financial results.

17 Related party transactions

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.
At 30 June 2007, certain parties related to Kohlberg Kravis Roberts & Co., L.P. owned in excess of 40% of the Company's issued shares. In connection with that ownership, the Company had in place certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements were further described in the Company's Listing Particulars dated 14 November 2003. The Group paid annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. In connection with negotiations pertaining to acquisition of control of the Company by FIN Acquisition Limited, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC agreed to waive payment of these fees for the period commencing 1 April 2007. As at 30 June 2007, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC received $187,500 and $87,500, respectively. As at 30 June 2007 the balance due under these arrangements was $Nil (30 June 2006: $Nil). Certain of the Company's former Directors were interested in these entities as described in the Directors' Report included within the Annual Report 2006.

Loans to officers
Loans to officers were offered in connection with their purchase of Company shares and are interest bearing are full recourse and made on consistent terms as those to other employees. Mr M Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 bearing interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof. Mr M Ricciardelli repaid his loan plus accrued interest in 2006 from the proceeds from the sales of his pledged shares and restricted stock units.

As at 30 June 2007 the Group had loans to key management personnel, in aggregate principal amounts of $39,998 (30 June 2006: $450,000). The number of key management personnel that had outstanding loans at 30 June 2007 was 1 (30 June 2006: 3). Key management personnel are as described below.

Appleby Hunter Bailhache
Timothy C Faries, a Director of the Company, is a partner and the Insurance Team Practice Leader at Appleby Hunter Bailhache, Barristers & Attorneys, in Bermuda. In the six months to 30 June 2007 the Company paid $81,866 (six months to 30 June 2006: $42,699) in respect of fees for legal and corporate administrative services provided by Appleby Hunter Bailhache.

As at 30 June 2007 the amount outstanding was $51,636 (30 June 2006: $15,325).

Key management personnel
The Group considers its key management personnel to include its Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel
The remuneration of the Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For period ended 30 June 2007 this included 9 individuals (2006: 12).

	Six months ended 30 June 2007	Six months ended 30 June 2006	Year ended 31 December 2006

Short-term employee benefits	**$1,103,518**	$1,169,411	$3,190,672
Post-employment benefits	**$56,417**	$14,250	$41,571
Other long-term benefits	**Nil**	$119,194	$114,783
Termination benefits	**$125,620**	$192,234	$2,244,314
Share-based payment	**Nil**	$65,072	$171,830
Total	**$1,285,555**	$1,560,161	$5,763,170

Key management personnel employment and retention contracts
Members of the Group have entered into employment and retention contracts with Executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Terms of these agreements as they apply to the Company's Directors at year-end 2006 are set out in the Director's Remuneration Report included within the Annual Report 2006. Termination benefits in the table above include amounts paid in the first six months period of 2006 and 2007 to departing Executive Directors and certain members of key management in settlement of such contracts, to the extent not reported in earlier periods.

Share and loan transactions with members of key management

Kirk Lusk

Mr Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr Lusk's loan in 2005. In October 2006, Mr Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date. On 12 June, 2007, Mr Lusk agreed to repay the full principal balance of his loan and accrued interest with the proceeds on the tender of his shares to FIN Acquisition Limited.

Thomas Weidman

Mr Weidman was granted a $99,999 loan in connection with the share purchase program, bearing interest at 3.7665% and repayable in instalments of 20% each 31 August commencing in 2006. The Board approved a deferral of principal and interest on Mr Weidman's loan in 2006. Mr Weidman fully repaid the principal balance of his loan plus accrued interest in July 2007 with the proceeds of the sale of his shares of the Company. In accordance with the terms of his RSU award, Mr Weidman was issued 6,543 RSU shares on 21 September 2006. In connection with his separation arrangements, on 31 March 2007, Mr Weidman forfeited his remaining 19,629 RSU shares.

Mark Ricciardelli

In connection with Mr M Ricciardelli's separation arrangements, on 29 June 2006, the Company agreed that it would vest all restricted stock units not already vested and deliver the underlying shares (totalling 70,918 shares) to Mr M Ricciardelli for sale. A portion of the proceeds of the sale of such shares, together with the simultaneous sale of shares purchased in 2004 by Mr M Ricciardelli (164,821 shares) were used to satisfy the balance of Mr Ricciardelli's loan of $300,000 plus accrued interest of $13,360 through 31 August 2006, his last day of employment.

INDEPENDENT REVIEW REPORT TO ALEA GROUP HOLDINGS (BERMUDA) LTD

Introduction
We have been instructed by the company to review the financial information for the six months ended 30 June 2007 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related notes 1 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding Annual Accounts except where any changes, and the reasons for them, are disclosed. The Directors have elected not to comply with International Accounting Standard 34 Interim Financial Reporting.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

Deloitte & Touche LLP
Chartered Accountants
London
5 September 2007

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the Directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs

from legislation in other jurisdictions.
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